SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. IC-32483; 812-14386

The RBB Fund, Inc. and Altair Advisers LLC; Notice of Application

February 21, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements"). The requested exemption would permit an investment adviser to hire and replace certain sub-advisers without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the sub-advisers.

Applicants: The RBB Fund, Inc. (the "Company"), an open-end management investment company registered under the Act with multiple series, and Altair Advisers LLC, a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 ("Altair" or the "Adviser," and, collectively with the Company, the "Applicants").

Filing Dates: The application was filed November 14, 2014, and amended on May 8, 2015, March 4, 2016, October 6, 2016 and February 3, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 20, 2017,

and should be accompanied by proof of service on the Applicants, in the form of an affidavit or,
for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should
state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the
matter, the reason for the request, and the issues contested. Persons who wish to be notified of a
hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,
Washington, DC 20549-1090. Applicants: Altair Advisers LLC, 303 W. Madison Street, Suite
600, Chicago, IL 60606; and Michael P. Malloy, Esq., Drinker Biddle & Reath LLP, One Logan
Square, Ste. 2000, Philadelphia, PA 19103-6996.

For Further Information Contact: Erin C. Loomis, Senior Counsel, at (202) 551-6721, or Parisa
Haghshenas, Branch Chief, at (202) 551-6723 (Division of Investment Management, Chief
Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete
application may be obtained via the Commission's website by searching for the file number, or
an Applicant using the Company name box, at http://www.sec.gov/search/search.htm or by
calling (202) 551-8090.

Summary of the Application

      1.   The Adviser will serve as the investment adviser to each Subadvised Series
pursuant to an investment advisory agreement with the Company (the "Investment Advisory

Agreement").[1] The Adviser will provide the Subadvised Series with continuous and comprehensive investment management services subject to the supervision of, and policies established by, each Subadvised Series' board of directors ("Board"). The Investment Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more Sub-Advisers the responsibility to provide the day-to-day portfolio investment management of each Subadvised Series, subject to the supervision and direction of the Adviser.[2] The primary responsibility for managing the Subadvised Series will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

2. Applicants request an exemption to permit the Adviser, subject to Board approval, to hire certain Sub-Advisers pursuant to sub-advisory agreements (each, a "Sub-Advisory Agreement" and collectively, the "Sub-Advisory Agreements") and materially amend Sub-

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[1] Applicants request relief with respect to the named Applicants, any future series of the Company and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that: (a) is advised by Altair or its successor or by any entity controlling, controlled by, or under common control with Altair or its successor (included in the term "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Subadvised Series"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] A "Sub-Adviser" for a Series is (1) an indirect or direct "wholly owned subsidiary" (as such term is defined in the Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in Section 2(a)(43) of the Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in Section 2(a)(3) of the Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series (each a "Non-Affiliated Sub-Adviser" and collectively, the "Non-Affiliated Sub-Advisers") .

Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[3] Applicants also seek an exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers, and (c) the fee paid to each Affiliated Sub-Adviser.

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series' shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Advisory Agreements will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially equivalent to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised

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[3]   The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series, the Company or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

Series. Applicants believe that the requested relief from the Disclosure Requirements meets this

standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers

that are more advantageous for the Subadvised Series.

 For the Commission, by the Division of Investment Management, under delegated

authority.

    Eduardo A. Aleman
    Assistant Secretary